

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2010

William C. Marsh
Emclaire Financial Corp.
President and Chief Executive Officer
612 Main Street
Emlenton, PA 16373

> **Re:** **Emclaire Financial Corp.**
> **Annual Report on Form 10-K for the fiscal year ended December 31, 2009**
> **Quarterly Report on Form 10-Q for the quarter ended June 30, 2010**
> **File No. 000-18464**

Dear Mr. Marsh:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, *including a draft of your proposed disclosures to be made in future filings*, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2009
Item 1. Business
Delinquencies and Classified Assets, page K-6

1.   Please revise future filings to show separately non-accrual loans, loans past due 90 days and troubled loans. Refer to section III.C.1 of Industry Guide 3.

Supervision and Regulation, page K-14

2.   Please revise future filings to include your capital ratios as of the year end in the "Capital Standards" section. In addition, future filings should also include a specific section related to the Capital Purchase Program and Emergency Economic Stabilization Act of 2008, with a particular point of emphasis being your participation in the CPP.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page K-25

3.   Please revise your future filings to include the number of your stockholders as of "the latest practicable date" rather than as of your year end. Refer to Item 201(b) of Regulation S-K.

Item 13. Certain Relationships and Related Transactions, page P-17

4.   We note your disclosure that your loans (other than those disclosed on page P-17) to your insiders are on substantially the same terms as those with "the Bank's other customers." Please confirm that you could have provided the correct representation in Instruction 4(c)(ii) ("persons not related to the lender") to Item 404(a) of Regulation S-K or amend with the required information. In future filings please use the correct language for the representation.

Note 2. Business Combinations, page F-16

5.   Please provide us with your analysis of the cost of the ECSLA acquisition and your calculation of the amount of negative goodwill recorded.

Note 5. Loans Receivable, page F-20

6.   Please revise future filings to disclose the amount of interest you would have recorded on impaired loans if they had been current. Refer to section III.C.2 of Industry Guide 3.

Note 10. Deposits, page F-23

7.   Please revise future filings to disclose time deposits of $100,000 or more by maturity period. Refer to section V.D of Industry Guide 3.

        You may contact Mike Volley at (202) 551-3437 or Kevin Vaughn at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or me at (202) 551-3698 with any other questions.

                                                Sincerely,

                                                Mark Webb
                                                Legal Branch Chief